Coca-Cola İçecek

RECEIVED

2008 SEP -5 A 5:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-35049

08004785

September 1, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL B

PROCESSED

SEP 10 2008

THOMSON REUTERS

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on September 1, 2008.

Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD"), fully owned subsidiary of Coca-Cola İçecek A.Ş. ("CCI"), Board of Directors at its meeting on August 29, 2008, approved sales and distribution of Doğadan Gıda Ürünleri Sanayi ve Pazarlama A.Ş. ("Doğadan") products by CCSD throughout Turkey starting from September 2008.

The discussions to acquire 50% of Doğadan shares by CCI, which was announced previously, still continue.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

9/9

END

Coca-Cola İçecek A.Ş.

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68